SUPPLEMENT DATED OCTOBER 5, 2026
TO

NOTICE DOCUMENT DATED MAY 1, 2026, AND PROSPECTUS DATED APRIL 29, 2011, FOR MASTERS ACCESS

ISSUED BY DELAWARE LIFE INSURANCE COMPANY
DELAWARE LIFE VARIABLE ACCOUNT F

The following Funds are not available as investment options under the Contract:

Acorn Fund
Columbia Variable Portfolio - Cornerstone Growth Fund Class 1
Columbia Variable Portfolio - Small Cap Value Discovery Fund, Class 2
CTIVP® Principal Large Cap Growth Fund, Class 1

All references to the above Funds are hereby deleted.

In addition, effective October 1, 2026, Appendix A is updated as follows:

The Current Expenses number for PIMCO All Asset Portfolio Administrative Class is 2.08%.

The Current Expenses number for PIMCO Global Managed Asset Allocation Portfolio Advisor Class is 0.96%.

THE CONTRACT REFERENCED IN THIS SUPPLEMENT IS NO LONGER FOR SALE

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR NOTICE DOCUMENT FOR FUTURE REFERENCE